Exhibit 99.1

Filer:  MMC Norilsk Nickel

Address: 22, Voznesensky Pereulok, Moscow, 125009, Russia

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

This Form 4 is being filed by MMC Norilsk Nickel (“Norilsk Nickel”) to disclose that it no longer owns a direct interest in OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”), a former subsidiary of Norilsk Nickel, and therefore is not a beneficial owner of the 44,626,939 shares of common stock, par value $0.01 per share, of Plug Power Inc. held by OGK-3.  CJSC INTER RAO Capital acquired 65.16% of the outstanding shares of OGK-3 from Norilsk Nickel on March 18, 2011 and 14.08% of the outstanding shares of OGK-3 shares from JSC “Intergeneration,” a subsidiary of Norilsk Nickel (9.58% on March 18, 2011 and 4.5% on March 22, 2011).  As of March 22, 2011, Norilsk Nickel and its subsidiaries no longer own a direct interest in OGK-3.